Exhibit 99.1

LOBO EV TECHNOLOGIES LTD

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024

(In U.S. dollars except for number of shares)

	LOBO EV
	TECHNOLOGIES LTD	Beijing Lobo Disposition	Note	Pro Forma Adjustments	Pro Forma Consolidated
		(a)
Assets
Current assets:
Cash and cash equivalents	$1,379,434	$(454)		$454	$1,379,434
Restricted cash	510,156	–		–	510,156
Accounts receivable, net	1,506,894	(308,650)		308,650	1,506,894
Inventories, net	8,592,767	(482,778)		482,778	8,592,767
Amounts due from related parties	–	(287,113)		287,113	–
Prepaid expenses and other current assets	7,689,423	(8,515,582)		13,339,621	12,513,462
Assets held for sale	1,527,589	–		(1,527,589)	–
Total current assets	21,206,263	(9,594,577)		12,891,027	24,502,713
Property and equipment, net	728,438	(256,216)		256,216	728,438
Intangible assets, net	871,044	(252,421)		252,421	871,044
Operating lease right-of-use assets, net	1,037,883	(193,351)		193,351	1,037,883
Deferred tax assets	175,960	–		–	175,960
Total Assets	$24,019,588	$(10,296,565)		$13,593,015	$27,316,038

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,217,720	$(2,125)		$2,125	$2,217,720
Advances from customers	1,843,976	(24,964)		24,964	1,843,976
Other current payables	1,798,252	(1,502,575)		9,984,438	10,280,115
VAT payable	550,439	–		–	550,439
Taxes payable	383,719	(4,918,926)		4,918,928	383,721
Amounts due to related parties	712,410	–		287,113	999,523
Short-term Loan	132,777	–		–	132,777
Convertible note payable, net	12,820	–		–	12,820
Liabilities held for sale	5,486,344	–		(5,486,344)	–
Operating lease liabilities, current	768,544	(51,717)		51,717	768,544
Total current liabilities	13,907,001	(6,500,307)		9,782,941	17,189,635
Long-term Loan	236,513	–		–	236,513
Operating lease liabilities, non-current	554,366	(111,089)		111,089	554,366
Total liabilities	$14,697,880	$(6,611,396)		$9,894,030	$17,980,514

Commitments and contingencies

Equity:
Common stock (par value of $0.001 per share, 50,000,000 shares authorized, 7,780,000 and 6,400,000 issued and outstanding, as of June 30, 2024 and December 31, 2023, respectively)	$8,630	$–		$–	$8,630
Additional paid-in capital	8,781,273	(736,568)		736,568	8,781,273
Retained earnings	644,930	(2,941,843)		2,962,417	665,504
Accumulated other comprehensive income	(577,762)	293,282		–	(284,480)
Statutory reserve	464,637	(300,040)		–	164,597
Total LOBO EV Technologies LTD’s shareholders’ equity	9,321,708	(3,685,169)		3,698,985	9,335,524
Non-controlling interest	–	–		–	–
Total Equity	9,321,708	(3,685,169)		3,698,985	9,335,524

Total Liabilities and Equity	$24,019,588	$(10,296,565)		$13,593,015	$27,316,038

LOBO EV TECHNOLOGIES LTD

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024

(In U.S. dollars except for number of shares)

	LOBO EV	Beijing
	TECHNOLOGIES LTD	Lobo Less Disposition	Note	Pro Forma Adjustments		Pro Forma Consolidated
		(b)
Revenues	$21,188,606	$(2,529,703)	(c)		$746,398		$19,405,301
Cost of revenues	18,731,995	(2,461,287)	(c)		746,398		17,017,106
Gross Profit	2,456,611	(68,416)			-		2,388,195

Operating expenses
Selling and marketing expenses	716,021	(50,791)			-		665,230
General and administrative expenses	2,020,003	(37,551)			-		1,982,452
Research and development expenses	1,663,445	-			-		1,663,445
Total operating expenses	4,399,469	(88,342)			-		4,311,127

Operating (loss)/income	(1,942,858)	19,926			-		(1,922,932)

Other expenses (income)
Gain on disposal of subsidiaries	(836,112)	980,447	(d)		(2,962,417)		(2,818,082)
Interest income/expenses, net	20	45			-		65
Other income/expenses, net	(380,892)	(1,838)			-		(382,730)
Total other income, net	(1,216,984)	978,654			(2,962,417)		(3,200,747)
						$
(Loss)/Income before income tax expense	(725,874)	(958,728)			2,962,417		1,277,815
Income tax expense	119,967	(239,747)			-		(119,780)
Net (loss)/Income	(845,841)	(718,981)			2,962,417		1,397,595
						$
Net (loss)/Income	(845,841)	(718,981)			2,962,417		1,397,595
Less: Net (loss)/income attributable to non-controlling interest	(33,005)						(33,005)
Net (loss)/income attributable to LOBO EV Technologies LTD	(812,836)	(718,981)			2,962,417		1,430,600

Net (loss)/Income	(845,841)	(718,981)			2,962,417		1,397,595
Foreign currency translation adjustments	(204,541)	93,797					(110,744)
Total comprehensive (loss) income	(1,050,382)	(625,184)			2,962,417		1,286,851
Less: Comprehensive net (loss) attributable to noncontrolling interests	(37,574)						(37,574)
Total comprehensive (loss) income attributable to LOBO EV Technologies LTD	$(1,012,808)	$(625,184)			$2,962,417		1,324,425

Net (loss)/income per share, basic and diluted	$(0.11)	$		$			0
Weighted average shares outstanding, basic and diluted	7,478,361						7,478,361

NOTE 1 –INTRODUCTION

On April 21, 2025, Jiangsu LOBO Electric Vehicle Co. Ltd (“Jiangsu LOBO”), a wholly-owned subsidiary of LOBO EV TECHNOLOGIES LTD., a British Virgin Islands business company (the “Company”), completed the disposal of Beijing LOBO Intelligent Machine Co., Ltd (“Beijing LOBO”), a wholly-owned subsidiary of Jiangsu LOBO. Beijing LOBO received total consideration of RMB 27,000,000 for the disposal.

Basis of Presentation

The unaudited pro forma condensed consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth to in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements presented below are derived from the historical financial statements of the Lobo EV Technology Ltd. (the “Company”), adjusted to give effect to the Transaction. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and the respective history financial information from which it was derived, including:

The historical financial statements and the accompanying notes of the Company as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on July 8, 2025.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The unaudited pro forma condensed consolidated financial statements are not intended to represent and does not purport to be indicative of what the combined financial condition or results of operations of the Company would have been had the Transaction been completed on the applicable dates. In addition, the pro forma financial statements do not purport to project the future financial condition and results of operations of the Company. In the opinion of management, all necessary adjustments to the unaudited pro forma condensed combined financial statements have been made.

NOTE 2 – PRO FORMA RECLASSIFICATION AND ADJUSTMENTS

The historical consolidated financial statements have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposition. The Pro Forma do not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

The unaudited pro forma consolidated balance sheet as of December 31, 2024 reflects the following transaction accounting adjustments related to the Disposition:

(a) The removal of the assets and liabilities under Beijing LOBO from the historical information presented.

(b) The removal of revenues and expenses from the assets sold in connection with the Beijing LOBO Disposition from the historical information presented.

(c) Represents the recovery of elimination between the Company and Beijing LOBO.

(d) The pro forma net gain on disposal of assets is based on the Company’s historical balance sheet information as of December 31, 2024 and is subject to change based upon, among other things, the actual balance sheet on the closing date of the Disposition and the finalization of the Company’s financial closing procedures and may differ significantly from the actual net gain on disposal of assets that the Company will recognize. The pro forma net gain on disposal of assets presented below is reflected in the unaudited pro forma condensed consolidated balance sheet as if the Disposition was consummated as of December, 2024, and in the unaudited pro forma condensed statements of operation as if the Disposition was consummated on January 1, 2024.